UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cyalume Technologies Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92241V107
(CUSIP Number)

Jason Epstein GMS Acquisition Partners Holdings, LLC c/o Cova Small Cap Holdings, LLC Citigroup Center 153 East 53rd Street, 58th Floor New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to: Joshua N. Korff Kirkland & Ellis LLP 153 East 53rd Street New York, New York 10022

January 15, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92241V107	Schedule 13D	Page 2 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GMS Acquisition Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 3 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Cova Small Cap Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,269,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,269,356
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,269,356*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 4 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jason Epstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ ** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 5 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew Intrater
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,269,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,269,356
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,269,356*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 6 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Renova US Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,269,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,269,356
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,269,356*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON (See Instructions) HC
       *  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 7 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Columbus Nova Investments IV Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,269,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,269,356
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,269,356*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO
        *  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 8 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CN Special Opportunity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,269,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,269,356
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,269,356*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 9 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CN Credit Opportunities Fund 2007-1 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,269,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,269,356
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,269,356*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**  See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 10 of 15

This Statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (“Common Stock”) of Cyalume Technologies Holdings, Inc., a Delaware corporation (formerly known as Vector Intersect Security Acquisition Corp.) (the “Issuer” or “Vector”).  This Statement on Schedule 13D/A is being filed by: GMS Acquisition Partners Holdings, LLC, a Delaware limited liability company (“GMS”), Cova Small Cap Holdings, LLC, a Delaware limited liability company (“Cova”), Jason Epstein, an individual United States citizen (“Epstein”), Andrew Intrater, an individual United States citizen (“Intrater”), Renova US Holdings Ltd., a Bahamas corporation (“Renova”), Columbus Nova Investments IV Ltd., a Bahamas corporation (“Nova IV”), CN Special Opportunity Fund Ltd., a Bahamas corporation (“CN Fund”) and CN Credit Opportunities Fund 2007-1 Ltd., a Cayman Islands corporation (“CN 2007-1 Fund”).

We refer to GMS, Cova, Epstein, Intrater, Renova, Nova IV, CN Fund and CN 2007-1 Fund collectively as the “Reporting Persons” and to each individually as a “Reporting Person”.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D originally filed on December 29, 2008 is hereby amended as follows:

Item 4.	Purpose of Transaction.

Item 4 is hereby amended or supplemented as follows:

CUSIP No. 92241V107	Schedule 13D	Page 11 of 15

On January 15, 2009, Cova participated in the sale, by certain of the parties to the Churchill Stock Purchase Agreement, of 625,000 shares of Common Stock to Churchill by selling, at a purchase price of $4.00 per share, 568,157 shares of Common Stock to Churchill, plus an additional 22,886 shares of Common Stock to account for a certain number of the remaining shares owed to Churchill pursuant to the Churchill Stock Purchase Agreement by members of GMS that did not participate in the January 15, 2009 sale as previously planned.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 5.  As of January 15, 2009, Cova directly beneficially owns an aggregate of 4,269,356 shares of Common Stock, or approximately 26.6% of the Common Stock then outstanding, and due to the relationships described below, each of the other Reporting Persons may be deemed to beneficially own such shares.

(a) and (b)

(1)
Cova directly beneficially owns 4,269,356 shares of Common Stock, constituting approximately 26.6% of the Common Stock outstanding as of January 15, 2009.  Cova has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(2)
Intrater, as chief executive officer of Cova, may be deemed to beneficially own 4,269,356 shares of Common Stock, constituting approximately 26.6% of the Common Stock outstanding as of January 15, 2009. Intrater may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(3)
Renova, as the sole equityholder of Cova, may be deemed to beneficially own 4,269,356 shares of Common Stock, constituting approximately 26.6% of the Common Stock outstanding as of January 15, 2009. Renova may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(4)
Nova IV, as the sole equityholder of CN Fund, which is a parent of Cova, may be deemed to beneficially own 4,269,356 shares of Common Stock, constituting approximately 26.6% of the Common Stock outstanding as of January 15, 2009. Nova IV may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(5)
CN Fund, as the sole equityholder of CN 2007-1 Fund, which is a parent of Cova may be deemed to beneficially own 4,269,356 shares of Common Stock, constituting approximately 26.6% of the Common Stock outstanding as of January 15, 2009. CN Fund may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

CUSIP No. 92241V107	Schedule 13D	Page 12 of 15

(6)
CN 2007-1 Fund, as the sole equityholder of Cova, may be deemed to beneficially own 4,269,356 shares of Common Stock, constituting approximately 26.6% of the Common Stock outstanding as of January 15, 2009. CN 2007-1 Fund may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

As a result of their entry into the Investor Rights Agreement (as defined and described in Item 6 below), each of the parties thereto may be deemed to be members of a “group” under Section 13(d) of the Act.  Accordingly, each of the parties to the Investor Rights Agreement may be deemed to beneficially own the shares of Common Stock held by each other party thereto, and certain other beneficial owners of Common Stock named in this Statement on Schedule 13D may be deemed to beneficially own the shares of Common Stock held by each of the parties to the Investor Rights Agreement by virtue of their relationships with such parties to the Investor Rights Agreement.  As a result, the Reporting Persons believe, based on information available to them, that each Reporting Person may be deemed to beneficially own 7,908,433 shares of Common Stock in the aggregate, constituting approximately 49.3% of the Common Stock outstanding as of January 15, 2009.

Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement on Schedule 13D for the purposes of Section 13(d) of the Act or for any other purpose, and, except as otherwise expressly stated herein, such beneficial ownership is expressly disclaimed.

(c)           To the best knowledge of the Reporting Persons, except for the transactions described in this Statement on Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

(d)           Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the 4,269,356 shares of Common Stock held by Cova.  Of  the remaining shares of Common Stock distributed to the members of GMS in the Distribution, the Reporting Persons do not know of any person, other than the respective member receiving such shares in the Distribution, that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, with the exception of those shares of Common Stock received by Kline Hawkes Pacific, L.P. (“KH Pacific”) and Kline Hawkes Pacific Friends Fund, LLC (“KH Friends”).  The Reporting Persons are aware that Mr. Frank Kline and Kline Hawkes Pacific Advisors, LLC may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those shares of Common Stock received by KH Pacific and KH Friends in the Distribution.

(e)           Not applicable.

CUSIP No. 92241V107	Schedule 13D	Page 13 of 15

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 20, 2009, by and among the Reporting Persons.

CUSIP No. 92241V107	Schedule 13D	Page 14 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2009

GMS ACQUISITION PARTNERS HOLDINGS, LLC

By:	/s/ Jason Epstein
Name: Jason Epstein Title: Chief Executive Officer

COVA SMALL CAP HOLDINGS, LLC

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

CN CREDIT OPPORTUNITIES FUND 2007-1 LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

CN SPECIAL OPPORTUNITY FUND LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

COLUMBUS NOVA INVESTMENTS IV LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

RENOVA US HOLDINGS LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

/s/ Jason Epstein
Name: Jason Epstein

/s/ Andrew Intrater
Name: Andrew Intrater

CUSIP No. 92241V107	Schedule 13D	Page 15 of 15

Index of Exhibits

Exhibit 1	Joint Filing Agreement, dated January 20, 2009, by and among the Reporting Persons.